FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	0001239602
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 3, 2003, Series 2003-W9	333-109164

Name of Person Filing the Document
(If Other than the Registrant)


03040103

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 3 ___, 2003

ARGENT SECURITIES INC.

By: ______________________

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$516,400,000 *(Approximate)*

Asset-Backed Pass-Through Certificates Series 2003-W9

November 20, 2003

Argent Securities Inc.


ARGENT
MORTGAGE COMPANY LLC

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC and Olympus Mortgage Company
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.


UBS Investment Bank


Morgan Stanley



The analysis in this report is based on information provided by Argent Securities Inc. (the "Depositor"). Neither UBS Securities LLC ("UBS") nor Morgan Stanley & Co. Incorporated ("Morgan Stanley") make any representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and/or Morgan Stanley and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS and/or Morgan Stanley is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS and/or Morgan Stanley in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS, Morgan Stanley, nor any of their respective affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.



TERM SHEET DATED November 20, 2003

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-W9
$516,400,000 *(Approximate)*

Subject to Revision

Structure Overview								
To 10% Optional Termination								
Class	**Approximate Size ($)**	**Type[1,2]**	**WAL (yrs)**	**Principal Payment Window**	**Pmt Delay (days)**	**Interest Accrual Basis**	**Stated Final Maturity**	**Expected Ratings S&P / M / F**
A-1	748,325,000	FLT / PT			Not Offered			AAA / Aaa/ AAA
A-2	83,147,000	FLT / PT / MEZ	2.63	1 - 96	0	Act/360	March 2034	AAA / Aaa / AAA
A-3	104,898,000	FLT / PT	2.77	1 - 96	0	Act/360	March 2034	AAA / Aaa / AAA
A-4	112,750,000	FLT / SEQ	1.49	1 - 43	0	Act/360	March 2034	AAA / Aaa / AAA
A-5	42,355,000	FLT / SEQ	6.18	43 - 96	0	Act/360	March 2034	AAA / Aaa / AAA
M-1	93,555,000	FLT / MEZ	5.37	40 - 96	0	Act/360	March 2034	AA / Aa2 / AA
M-2	79,695,000	FLT / MEZ	5.33	38 - 96	0	Act/360	March 2034	A / A2 / A
M-3A	11,435,000	FLT / MEZ			Not Offered			A- / A3 / A-
M-3B	9,355,000	FLT / MEZ			Not Offered			A- / A3 / A-
M-4A	11,435,000	FLT / MEZ			Not Offered			BBB+ / Baa1 / BBB+
M-4B	9,355,000	FLT / MEZ			Not Offered			BBB+ / Baa1 / BBB+
M-5	20,790,000	FLT / MEZ			Not Offered			BBB / Baa2 / BBB
M-6	17,325,000	FLT / MEZ			Not Offered			BBB- / Baa3 / NR
Total								

(1) The interest rate on the certificates are subject to the Net WAC Rate Cap.
(2) All certificates will accrue interest at a rate not greater than the Maximum Cap Rate.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR



Transaction Overview

Offered Certificates: Approximately $343,150,000 senior floating-rate Certificates (Class A-2, Class A-3, Class A-4 and Class A-5 Certificates) and approximately $173,250,000 mezzanine floating-rate Certificates (Class M-1 and Class M-2 Certificates). The Class A-2 Certificates are supported by adjustable-rate and fixed-rate, first lien mortgage loans with principal balances that conform to Freddie Mac guidelines ("Group I Mortgage Loans") while the Class A-3, Class A-4 and the Class A-5 Certificates are supported by adjustable-rate and fixed-rate, first lien mortgage loans with principal balances that may or may not conform to Freddie Mac guidelines ("Group II Mortgage Loans"). The Class M-1 and Class M-2 Certificates are supported by all of the Mortgage Loans.

Non-Offered Certificates: Approximately $748,325,000 senior floating-rate Class A-1 Certificates (together with the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, the "Class A Certificates") and approximately $79,695,000 mezzanine floating-rate Class M-3 (consisting of Class M-3A and Class M-3B), Class M-4 (consisting of Class M-4A and Class M-4B), Class M-5 and Class M-6 Certificates (collectively with the Class M-1 and Class M-2 Certificates, the "Class M Certificates"). The Class A-1 Certificates are supported by the Group I Mortgage Loans. The Class M-3A, Class M-3B, Class M-4A, Class M-4B, Class M-5 and Class M-6 Certificates are supported by all of the Mortgage Loans.

Collateral: As of December 1, 2003, the Mortgage Loans will consist of 5,881 adjustable-rate and fixed-rate, first lien, closed-end mortgage loans (the "Mortgage Loans") with LTV's at origination not in excess of 95%. The aggregate scheduled principal balance of all of the Mortgage Loans is approximately $1,050,000,009 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent 5,127 adjustable-rate and fixed-rate mortgage loans totaling approximately $799,876,422 as of the Cut-off Date. The Group II Mortgage Loans will represent 754 adjustable-rate and fixed-rate mortgage loans totaling approximately $250,123,587 as of the Cut-off Date.

Pre-Funding Account: On the Closing Date, the Depositor will pay to the Trustee approximately $255,960,444 which will be held by the Trustee in a pre-funding account relating to the Group I Mortgage Loans (the "Group I Pre-Funding Account") and approximately $80,039,547 which will be held by the Trustee in another pre-funding account relating to the Group II Mortgage Loans (the "Group II Pre-Funding Account" and together with the Group I Pre-Funding Account, the "Pre-Funding Accounts").

The amount on deposit in the Pre-Funding Accounts will be reduced by the amount used to purchase Mortgage Loans after the Closing Date (the "Subsequent Mortgage Loans") for the related loan group during the period from the Closing Date up to and including [March 9], 2004 (the "Funding Period"). Any amounts remaining in the Pre-Funding Accounts after [March 9], 2004 will be distributed on the next Distribution Date to the holders of the related Class A Certificates in the manner set forth herein.

Depositor: Argent Securities Inc.

Originators: Argent Mortgage Company, LLC and Olympus Mortgage Company

Class A Certificates: Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates.

Class M Certificates: Class M-1, Class M-2, Class M-3A, Class M-3B, Class M-4A, Class M-4B, Class M-5 and Class M-6 Certificates.

Master Servicer: Ameriquest Mortgage Company

Trustee: Deutsche Bank National Trust Company



Transaction Overview

Co-Lead Underwriters: UBS Securities LLC and Morgan Stanley & Co. Incorporated

Co-Managers: Deutsche Bank Securities Inc., Greenwich Capital Markets, Inc., and Merrill Lynch, Pierce, Fenner & Smith Inc.

Cut-off Date: December 1, 2003

Expected Pricing: On or about November 21, 2003

Expected Closing Date: On or about December 9, 2003

Record Date: The business day immediately preceding the Distribution Date.

Distribution Date: The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in January 2004.

Determination Date: The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.

Due Period: The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Prepayment Period: The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including January 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.

Interest Accrual Period: For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date. The Certificates will initially settle flat.

Administrative Fees: The Servicing Fee calculated at the Servicing Fee Rate of 0.50% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of 0.0016% per annum. The Servicing Fee will be paid monthly on the stated principal balance of each Mortgage Loan and the Trustee Fee will be paid monthly on the stated principal balance of the Mortgage Loans plus amounts in the Pre-Funding Accounts.

Expense Adjusted Net Mortgage Rates: The per annum rate equal to the mortgage rate of each Mortgage Loan minus (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.

Interest Coverage Account: On the Closing Date, the Depositor may be required to pay funds to the Trustee for deposit in an Interest Coverage Account. Funds on deposit in the Interest Coverage Account will be applied by the Trustee to cover a portion of certain shortfalls in the amount of interest generated by the assets of the trust attributable to the pre-funding feature during the funding period.

Optional Termination: The Master Servicer, at its option, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date. If the Master Servicer fails to exercise its option, the NIMs Insurer, if any, may exercise that option.



Transaction Overview

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the sum of (i) the aggregate principal balance of the initial Mortgage Loans as of the Cut-Off Date and (ii) the original amounts deposited in the Pre-Funding Accounts.

Monthly Master Servicer Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will NOT be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldiers and Sailors Civil Relief Act of 1940.

Credit Enhancement: Excess Interest

Overcollateralization ("OC")

Subordination

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 3.00% of the sum of the aggregate principal balance of the initial Mortgage Loans as of the Cut-off Date and the original amounts in the Pre-Funding Accounts, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 6.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) approximately $6,930,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in January 2007 and (B) the date that the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 42.50%.



Transaction Overview

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any Distribution Date is the percentage obtained by dividing (i) in the case of the Class A Certificates, (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC and (ii) in the case of any class of Mezzanine Certificates, (x) the aggregate Certificate Principal Balance of the classes of Mezzanine Certificates with lower payment priorities and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P /Moody's / Fitch)	Initial CE%	CE% On/After Stepdown Date
A	AAA / Aaa / AAA	21.25%	42.50%
M-1	AA / Aa2 / AA	14.50%	29.00%
M-2	A / A2 / A	8.75%	17.50%
M-3	A- / A3 / A-	7.25%	14.50%
M-4	BBB+ / Baa1 / BBB+	5.75%	11.50%
M-5	BBB / Baa2 / BBB	4.25%	8.50%
M-6	BBB- / Baa3 / NR	3.00%	6.00%



Transaction Overview

Net WAC Rate Cap:

Class A Certificates: The rate per annum equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 and Class A-2 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) and the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-3, Class A-4 and Class A-5 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate:

The Pass-Through Rate for the Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate:

The Formula Rate for any Distribution Date and any class is the lesser of (a) 1-Month LIBOR as determined for the related accrual period plus the applicable certificate margin and (b) the Maximum Cap Rate.

Maximum Cap Rate:

The Maximum Cap Rate for any Distribution Date and each class of Offered Certificates is calculated in the same manner as the related Net WAC Pass-Through Rate, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans.

Net WAC Rate Carryover Amount:

If on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.



Transaction Overview

Net Monthly Excess Cashflow: For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the Principal Remittance Amount.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two or three years following the date of origination and the Pass-Through Rates on the Certificates are based on one-month LIBOR, the application of the related Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and the Net WAC Rate Carryover Amount will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

Some of the Offered and Non-Offered Certificates will benefit from one or more interest rate caps pledged to the trust to mitigate their Basis Risk Shortfalls. The notional schedules for the interest rate caps are available at the end of the term sheet.

Offered Certificates Interest Rate Caps: Beginning on the second Distribution Date, and for a period of 59 months thereafter, an Interest Rate Cap will be available for the benefit of the A-2, A-3, A-4, and A-5 Certificates.

Beginning on the second Distribution Date, and for a period of 93 months thereafter, an Interest Rate Cap will be pledged to the Trust for the benefit of the Class M Certificates.

See attached Interest Rate Cap Schedules for details.

Interest Carry Forward Amount: For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.



Transaction Overview

Allocation of Losses:

Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Realized Loss Amount") will be allocated, first, to the Class M-6 Certificates, second, to the Class M-5 Certificates, third, to the Class M-4A and Class M-4B Certificates on a *pro rata* basis, fourth, to the Class M-3A and Class M-3B Certificates on a *pro rata* basis, fifth, to the Class M-2 Certificates sixth, to the Class M-1 Certificates and lastly, in the case of Realized Loss Amounts in the Group I Mortgage Loans, to the Class A-2 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A-1, Class A-3, Class A-4, Class A-5 Certificates or the Class P Certificates. Investors in the Class A-1, Class A-3, Class A-4 and Class A-5 Certificates should note, however, that although Realized Loss Amounts cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Loss Amounts are allocated to the Class M and Class A-2 Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M and Class A-2 Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially.

Available Funds:

For any Distribution Date, the sum, net of amounts reimbursable there from to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period, (v) with respect to the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Pre-Funding Accounts after giving effect to any purchase of Subsequent Mortgage Loans and (vi) with respect to each Distribution Date during the Funding Period and on the Distribution Date immediately following the end of the Funding Period, any amounts required to be withdrawn by the Trustee from the Interest Coverage Account for distribution on the Certificates.

Transaction Overview

Class A Principal Distribution Amount:

Until the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. After the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain a 42.50% Credit Enhancement Percentage (based on 2x the original Class A Credit Enhancement Percentage).

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the remaining amount of principal distributions distributable to the holders of the Class A Certificates on such Distribution Date, and the amount of principal distributions from the related loan group on subsequent Distribution Dates, will be distributed to the holders of the class of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class of Class A Certificates remaining outstanding has been reduced to zero, or to its targeted level as described in the preceding paragraph.

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates, first to the Class M-1 Certificates until it reaches a 29.00% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage), then to the Class M-2 Certificates until it reaches a 17.50% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage), then to the Class M-3 Certificates until it reaches a 14.50% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage), then to the Class M-4 Certificates until it reaches a 11.50% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage), then to the Class M-5 Certificates until it reaches a 8.50% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage) and then to the Class M-6 Certificates until it reaches a 6.00% Credit Enhancement Percentage (based on 2x the Class M-6 Initial Credit Enhancement Percentage).

The Class M-3 Principal Distribution Amount will be paid sequentially to the Class M-3A Certificates, until the Certificate Principal Balance has been reduced to zero, and then to the Class M-3B Certificates. The Class M-4 Principal Distribution Amount will be paid sequentially to the Class M-4A Certificates, until the Certificate Principal Balance has been reduced to zero, and then to the Class M-4B Certificates.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.



Transaction Overview

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates (other than the A-4)	2.0 * Applicable Margin
Class M Certificates	1.5 * Applicable Margin

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage of the most senior class of certificate's Credit Enhancement Percentage as specified in the pooling and servicing agreement.

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
January 2007 through December 2007	[3.25]%
January 2008 through December 2008	[5.25]%
January 2009 through December 2009	[6.75]%
January 2010 through December 2010	[7.50]%
January 2011 and thereafter	[7.75]%



Transaction Overview

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay interest on the Class A-1 and the Class A-2 Certificates *pro rata*, and to pay interest on the Class A-3, the Class A-4, and the Class A-5 Certificates *pro rata* including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class A-2 or Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the interest rate caps (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR:

Telerate page 3750.

ERISA:

Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA:

Once the balance in the Pre-Funding Accounts has been reduced to zero, the Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation - REMIC:

The Trust will be established as one or more REMICs for federal income tax purposes.

Ratings:

Class	Ratings (S&P / Moody's / Fitch)
A	AAA / Aaa / AAA
M-1	AA / Aa2 / AA
M-2	A / A2 / A
M-3A	A- / A3 / A-
M-3B	A- / A3 / A-
M-4A	BBB+ / Baa1 / BBB+
M-4B	BBB+ / Baa1 / BBB+
M-5	BBB / Baa2 / BBB
M-6	BBB- / Baa3 / NR

Form of Registration:

Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations:

$25,000 and integral multiples of $1 in excess thereof.



DESCRIPTION OF THE TOTAL COLLATERAL

COLLATERAL SUMMARY

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Cut-off Date.

		SUMMARY STATISTICS	RANGE (IF APPLICABLE)
Number of Mortgage Loans		5,881	
Aggregate Current Principal Balance		$1,050,000,009	$59,098 - $749,433
Average Current Principal Balance		$178,541	
Aggregate Original Principal Balance		$1,051,080,751	$60,000 - $750,000
Average Original Principal Balance		$178,725	
Fully Amortizing Mortgage Loans		100.00%	
1st Lien		100.00%	
Wtd. Avg. Gross Coupon		7.386%	5.150% - 12.500%
Wtd. Avg. Original Term (months)		356	180 - 360
Wtd. Avg. Remaining Term (months)		355	175 - 360
Margin (ARM Loans Only)		6.350%	4.500% - 7.125%
Maximum Interest Rate (ARM Loans Only)		13.496%	11.150% - 18.500%
Minimum Interest Rate (ARM Loans Only)		7.496%	5.150% - 12.500%
Wtd. Avg. Original LTV		84.49%	7.50% - 95.00%
Wtd. Avg. Borrower FICO		616	500 - 800
Geographic Distribution (Top 5)	CA	31.45%	
	FL	9.93%	
	NY	8.15%	
	IL	6.89%	
	NJ	4.22%	



DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
2 year Fixed/Adjustable Rate	3,171	$ 563,176,357.35	53.64%
3 year Fixed/Adjustable Rate	973	186,823,238.75	17.79
Fixed Rate	1,737	300,000,412.69	28.57
Total:	**5,881**	**$ 1,050,000,008.79**	**100.00%**

Principal Balance at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	AGGREGATE ORIGINAL PRINCIPAL BALANCE	% OF AGGREGATE ORIGINAL PRINCIPAL BALANCE
50,000.01 - 100,000.00	1,458	$ 116,489,117.00	11.08%
100,000.01 - 150,000.00	1,484	184,998,327.00	17.60
150,000.01 - 200,000.00	1,072	186,461,885.00	17.74
200,000.01 - 250,000.00	655	146,874,243.00	13.97
250,000.01 - 300,000.00	462	126,609,714.00	12.05
300,000.01 - 350,000.00	293	94,772,005.00	9.02
350,000.01 - 400,000.00	212	79,785,867.00	7.59
400,000.01 - 450,000.00	109	46,440,145.00	4.42
450,000.01 - 500,000.00	112	54,196,148.00	5.16
500,000.01 - 550,000.00	7	3,639,550.00	0.35
550,000.01 - 600,000.00	8	4,578,250.00	0.44
600,000.01 - 650,000.00	3	1,906,000.00	0.18
650,000.01 - 700,000.00	2	1,367,000.00	0.13
700,000.01 - 750,000.00	4	2,962,500.00	0.28
Total:	**5,881**	**$ 1,051,080,751.00**	**100.00%**



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W9

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

RANGE OF REMAINING PRINCIPAL BALANCES ($)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
50,000.01 - 100,000.00	1,458	$ 116,361,768.76	11.08%
100,000.01 - 150,000.00	1,486	185,113,583.58	17.63
150,000.01 - 200,000.00	1,071	186,185,080.58	17.73
200,000.01 - 250,000.00	657	147,275,058.16	14.03
250,000.01 - 300,000.00	464	127,235,647.52	12.12
300,000.01 - 350,000.00	288	93,174,591.45	8.87
350,000.01 - 400,000.00	214	80,503,454.18	7.67
400,000.01 - 450,000.00	107	45,589,768.19	4.34
450,000.01 - 500,000.00	112	54,129,518.31	5.16
500,000.01 - 550,000.00	7	3,634,023.44	0.35
550,000.01 - 600,000.00	8	4,570,732.87	0.44
600,000.01 - 650,000.00	3	1,901,481.90	0.18
650,000.01 - 700,000.00	2	1,365,110.30	0.13
700,000.01 - 750,000.00	4	2,960,189.55	0.28
Total:	**5,881**	**$ 1,050,000,008.79**	**100.00%**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
121 - 180	105	$ 13,450,263.93	1.28%
181 - 240	79	11,635,306.43	1.11
301 - 360	5,697	1,024,914,438.43	97.61
Total:	**5,881**	**$ 1,050,000,008.79**	**100.00%**



DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

RANGE OF MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
5.000 - 5.499	71	$ 18,851,195.56	1.80%
5.500 - 5.999	354	91,779,379.05	8.74
6.000 - 6.499	474	105,842,227.54	10.08
6.500 - 6.999	879	181,416,374.19	17.28
7.000 - 7.499	888	165,026,438.74	15.72
7.500 - 7.999	1,233	208,278,521.13	19.84
8.000 - 8.499	764	114,276,582.85	10.88
8.500 - 8.999	661	93,287,918.87	8.88
9.000 - 9.499	316	42,071,139.76	4.01
9.500 - 9.999	141	17,269,991.67	1.64
10.000 - 10.499	49	5,691,485.22	0.54
10.500 - 10.999	20	2,280,796.94	0.22
11.000 - 11.499	13	2,067,037.29	0.20
11.500 - 11.999	10	1,089,569.73	0.10
12.000 - 12.499	6	567,802.36	0.05
12.500 - 12.999	2	203,547.89	0.02
Total:	**5,881**	**$ 1,050,000,008.79**	**100.00%**

Original Loan-to-Value Ratio

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
30.00 or less	12	$ 1,138,961.41	0.11%
30.01 - 35.00	14	2,656,873.54	0.25
35.01 - 40.00	24	2,897,523.35	0.28
40.01 - 45.00	25	4,927,488.46	0.47
45.01 - 50.00	38	5,823,576.50	0.55
50.01 - 55.00	55	8,780,748.88	0.84
55.01 - 60.00	101	18,803,260.99	1.79
60.01 - 65.00	160	32,278,377.25	3.07
65.01 - 70.00	221	40,599,463.01	3.87
70.01 - 75.00	389	71,623,071.87	6.82
75.01 - 80.00	791	136,913,621.78	13.04
80.01 - 85.00	826	142,204,433.67	13.54
85.01 - 90.00	1,869	321,044,169.84	30.58
90.01 - 95.00	1,356	260,308,438.24	24.79
Total:	**5,881**	**$ 1,050,000,008.79**	**100.00%**



DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
500 - 519	234	$ 38,162,752.95	3.63%
520 - 539	402	59,320,271.50	5.65
540 - 559	641	100,384,009.20	9.56
560 - 579	592	95,496,610.43	9.09
580 - 599	598	101,732,283.45	9.69
600 - 619	961	172,383,505.49	16.42
620 - 639	826	152,745,335.31	14.55
640 - 659	563	110,502,117.03	10.52
660 - 679	395	76,701,982.43	7.30
680 - 699	273	54,124,047.40	5.15
700 - 719	158	33,819,503.56	3.22
720 - 739	98	22,295,498.58	2.12
740 - 759	75	15,561,698.61	1.48
760 - 779	53	14,053,203.55	1.34
780 - 799	11	2,567,338.63	0.24
800 - 819	1	149,850.67	0.01
Total:	**5,881**	**$ 1,050,000,008.79**	**100.00%**



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W9

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
California	1,319	$ 330,239,071.19	31.45%
Florida	736	104,297,554.54	9.93
New York	315	85,541,121.99	8.15
Illinois	422	72,323,418.98	6.89
New Jersey	211	44,313,797.77	4.22
Arizona	316	41,761,851.60	3.98
Texas	248	30,533,604.01	2.91
Minnesota	141	26,613,152.90	2.53
Michigan	207	24,583,576.88	2.34
Ohio	250	23,836,854.00	2.27
Maryland	114	23,606,739.73	2.25
Connecticut	110	22,255,763.05	2.12
Washington	120	21,630,623.47	2.06
Massachusetts	85	19,620,487.15	1.87
Colorado	95	18,893,093.02	1.80
Nevada	102	18,459,382.84	1.76
Missouri	145	15,519,027.77	1.48
Pennsylvania	94	12,713,587.11	1.21
Utah	78	12,592,721.52	1.20
Georgia	78	11,454,233.35	1.09
Oregon	59	9,621,816.19	0.92
Hawaii	35	9,256,195.61	0.88
Indiana	73	7,214,919.79	0.69
Wisconsin	65	6,501,832.22	0.62
Rhode Island	38	6,090,488.25	0.58
Tennessee	51	5,508,669.31	0.52
New Mexico	42	5,478,568.58	0.52
North Carolina	38	4,811,025.69	0.46
Alabama	44	4,550,608.75	0.43
Louisiana	38	4,146,434.31	0.39
Other	212	26,029,787.22	2.48
Total:	**5,881**	**$ 1,050,000,008.79**	**100.00%**

Occupancy Status [(1)]

OCCUPANCY STATUS	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Owner Occupied	5,294	$ 971,685,547.54	92.54%
Non-Owner Occupied	544	71,085,908.65	6.77
Second Home	43	7,228,552.60	0.69
Total:	**5,881**	**$ 1,050,000,008.79**	**100.00%**

(1) Based on mortgagor representation at origination.



DESCRIPTION OF THE TOTAL COLLATERAL

Documentation Type

DOCUMENTATION TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Full Documentation	3,985	$ 681,799,209.73	64.93%
Stated Documentation	1,630	313,385,105.84	29.85
Limited Documentation	266	54,815,693.22	5.22
Total:	**5,881**	**$ 1,050,000,008.79**	**100.00%**

Loan Purpose

LOAN PURPOSE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Cashout Refinance (1)	3,923	$ 710,464,123.75	67.66%
Rate/Term Refinance (2)	415	67,546,659.07	6.43
Purchase	1,543	271,989,225.97	25.90
Total:	**5,881**	**$ 1,050,000,008.79**	**100.00%**

(1) Cash proceeds to the borrower inclusive of Debt Consolidation payments exceed $2,000 or 2% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.
(2) Cash proceeds to the borrower inclusive of Debt Consolidation payments are equal to or less than $2,000 or 2% of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

CREDIT GRADE (1)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
I	3,986	$ 712,471,907.63	67.85%
II	506	89,742,413.64	8.55
III	486	80,079,233.16	7.63
IV	323	52,757,283.70	5.02
V	171	26,210,594.63	2.50
VI	41	6,657,713.71	0.63
A	288	63,439,209.33	6.04
A-	24	5,038,800.50	0.48
B	16	3,798,313.13	0.36
C	10	1,886,959.07	0.18
C-	30	7,917,580.29	0.75
Total:	**5,881**	**$ 1,050,000,008.79**	**100.00%**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.



DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Single Family Detached	4,585	$ 813,021,543.11	77.43%
2-4 Family Residence	437	86,481,638.86	8.24
PUD Detached	390	78,578,235.82	7.48
Condominium	371	59,301,245.32	5.65
PUD Attached	38	6,348,534.58	0.60
Manufactured/Mobile Home	54	5,433,594.19	0.52
Single Family Attached	6	835,216.91	0.08
Total:	**5,881**	**$ 1,050,000,008.79**	**100.00%**

Prepayment Charge Term at Origination

PREPAYMENT CHARGES TERM AT ORIGINATION (MONTHS)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
0	1,525	$ 269,155,669.28	25.63%
12	317	74,775,477.55	7.12
24	2,083	367,847,251.76	35.03
36	1,956	338,221,610.20	32.21
Total:	**5,881**	**$ 1,050,000,008.79**	**100.00%**



DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Rate % - Adjustable Rate Loans Only

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
11.000 - 11.499	29	$ 7,675,958.52	1.02%
11.500 - 11.999	177	44,076,385.13	5.88
12.000 - 12.499	305	68,440,888.94	9.13
12.500 - 12.999	603	126,389,030.18	16.85
13.000 - 13.499	659	126,636,764.08	16.88
13.500 - 13.999	916	160,948,230.97	21.46
14.000 - 14.499	585	91,886,427.68	12.25
14.500 - 14.999	484	70,649,557.80	9.42
15.000 - 15.499	227	31,744,254.98	4.23
15.500 - 15.999	87	12,172,542.18	1.62
16.000 - 16.499	31	4,114,917.02	0.55
16.500 - 16.999	13	1,616,596.10	0.22
17.000 - 17.499	12	1,999,061.54	0.27
17.500 - 17.999	9	954,611.02	0.13
18.000 - 18.499	6	567,802.36	0.08
18.500 - 18.999	1	126,567.60	0.02
Total:	**4,144**	**$ 749,999,596.10**	**100.00%**



DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Rate % - Adjustable Rate Loans Only

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
5.000 - 5.499	29	$ 7,675,958.52	1.02%
5.500 - 5.999	177	44,076,385.13	5.88
6.000 - 6.499	305	68,440,888.94	9.13
6.500 - 6.999	603	126,389,030.18	16.85
7.000 - 7.499	659	126,636,764.08	16.88
7.500 - 7.999	916	160,948,230.97	21.46
8.000 - 8.499	585	91,886,427.68	12.25
8.500 - 8.999	484	70,649,557.80	9.42
9.000 - 9.499	227	31,744,254.98	4.23
9.500 - 9.999	87	12,172,542.18	1.62
10.000 - 10.499	31	4,114,917.02	0.55
10.500 - 10.999	13	1,616,596.10	0.22
11.000 - 11.499	12	1,999,061.54	0.27
11.500 - 11.999	9	954,611.02	0.13
12.000 - 12.499	6	567,802.36	0.08
12.500 - 12.999	1	126,567.60	0.02
Total:	**4,144**	**$ 749,999,596.10**	**100.00%**



DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin % - Adjustable Rate Loans Only

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
4.500 - 4.749	168	$ 29,444,854.87	3.93%
4.750 - 4.999	5	522,249.58	0.07
5.000 - 5.249	1	445,269.04	0.06
5.500 - 5.749	233	53,493,917.84	7.13
5.750 - 5.999	2	501,937.50	0.07
6.000 - 6.249	7	910,652.38	0.12
6.250 - 6.499	15	2,227,375.35	0.30
6.500 - 6.749	3,691	658,309,718.48	87.77
6.750 - 6.999	3	369,507.68	0.05
7.000 - 7.249	19	3,774,113.38	0.50
Total:	**4,144**	**$ 749,999,596.10**	**100.00%**



DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date - Adjustable Rate Loans Only

MONTH/YEAR OF NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Jul-05	5	$ 792,428.15	0.11%
Aug-05	10	1,281,148.49	0.17
Sep-05	60	8,700,772.54	1.16
Oct-05	424	71,708,988.01	9.56
Nov-05	2,668	480,062,770.16	64.01
Dec-05	4	630,250.00	0.08
Aug-06	1	85,341.70	0.01
Sep-06	3	1,015,068.85	0.14
Oct-06	112	20,883,684.77	2.78
Nov-06	856	164,524,143.43	21.94
Dec-06	1	315,000.00	0.04
Total:	**4,144**	**$ 749,999,596.10**	**100.00%**

Initial Periodic Cap % - Adjustable Rate Loans Only

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
2.000	4,144	$ 749,999,596.10	100.00%
Total:	**4,144**	**$ 749,999,596.10**	**100.00%**

Periodic Cap % - Adjustable Rate Loans Only

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
1.000	4,144	$ 749,999,596.10	100.00%
Total:	**4,144**	**$ 749,999,596.10**	**100.00%**



DESCRIPTION OF THE GROUP I COLLATERAL

COLLATERAL SUMMARY

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Cut-off Date.

		SUMMARY STATISTICS	RANGE (IF APPLICABLE)
Number of Mortgage Loans		5,127	
Aggregate Current Principal Balance		$799,876,422	$59,098 - $499,574
Average Current Principal Balance		$156,013	
Aggregate Original Principal Balance		$800,667,091	$60,000 - $500,000
Average Original Principal Balance		$156,167	
Fully Amortizing Mortgage Loans		100.00%	
1st Lien		100.00%	
Wtd. Avg. Gross Coupon		7.515%	5.150% - 12.500%
Wtd. Avg. Original Term (months)		356	180 - 360
Wtd. Avg. Remaining Term (months)		355	175 - 360
Margin (ARM Loans Only)		6.357%	4.500% - 7.125%
Maximum Interest Rate (ARM Loans Only)		13.589%	11.150% - 18.500%
Minimum Interest Rate (ARM Loans Only)		7.589%	5.150% - 12.500%
Wtd. Avg. Original LTV		84.81%	7.50% - 95.00%
Wtd. Avg. Borrower FICO		611	500 - 800
Geographic Distribution (Top 5)	CA	24.93%	
	FL	11.19%	
	IL	7.97%	
	NY	7.04%	
	AZ	4.66%	



DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
2 year Fixed/Adjustable Rate	2,880	$ 446,453,312.08	55.82%
3 year Fixed/Adjustable Rate	892	153,430,551.00	19.18
Fixed Rate	1,355	199,992,558.65	25.00
Total:	**5,127**	**$ 799,876,421.73**	**100.00%**

Principal Balance at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	AGGREGATE ORIGINAL PRINCIPAL BALANCE	% OF AGGREGATE ORIGINAL PRINCIPAL BALANCE
50,000.01 - 100,000.00	1,381	$ 110,413,777.00	13.79%
100,000.01 - 150,000.00	1,430	178,289,249.00	22.27
150,000.01 - 200,000.00	1,031	179,237,366.00	22.39
200,000.01 - 250,000.00	632	141,757,093.00	17.70
250,000.01 - 300,000.00	448	122,794,272.00	15.34
300,000.01 - 350,000.00	162	50,833,722.00	6.35
350,000.01 - 400,000.00	28	10,623,662.00	1.33
400,000.01 - 450,000.00	7	2,933,500.00	0.37
450,000.01 - 500,000.00	8	3,784,450.00	0.47
Total:	**5,127**	**$ 800,667,091.00**	**100.00%**



DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

RANGE OF REMAINING PRINCIPAL BALANCES ($)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
50,000.01 - 100,000.00	1,381	$ 110,295,326.60	13.79%
100,000.01 - 150,000.00	1,432	178,413,494.07	22.31
150,000.01 - 200,000.00	1,030	178,968,440.42	22.37
200,000.01 - 250,000.00	634	142,164,167.91	17.77
250,000.01 - 300,000.00	450	123,424,575.98	15.43
300,000.01 - 350,000.00	157	49,286,395.64	6.16
350,000.01 - 400,000.00	28	10,613,197.31	1.33
400,000.01 - 450,000.00	7	2,930,893.56	0.37
450,000.01 - 500,000.00	8	3,779,930.24	0.47
Total:	**5,127**	**$ 799,876,421.73**	**100.00%**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
121 - 180	91	$ 11,278,737.00	1.41%
181 - 240	63	7,654,869.47	0.96
301 - 360	4,973	780,942,815.26	97.63
Total:	**5,127**	**$ 799,876,421.73**	**100.00%**



DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate %

RANGE OF MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
5.000 - 5.499	47	$ 8,777,743.81	1.10%
5.500 - 5.999	244	49,331,966.56	6.17
6.000 - 6.499	382	73,130,759.20	9.14
6.500 - 6.999	733	130,096,938.40	16.26
7.000 - 7.499	776	126,810,899.72	15.85
7.500 - 7.999	1,108	170,279,685.86	21.29
8.000 - 8.499	711	98,239,500.82	12.28
8.500 - 8.999	613	81,625,118.96	10.20
9.000 - 9.499	292	36,211,936.85	4.53
9.500 - 9.999	126	15,085,385.45	1.89
10.000 - 10.499	45	4,577,553.60	0.57
10.500 - 10.999	20	2,280,796.94	0.29
11.000 - 11.499	12	1,567,215.58	0.20
11.500 - 11.999	10	1,089,569.73	0.14
12.000 - 12.499	6	567,802.36	0.07
12.500 - 12.999	2	203,547.89	0.03
Total:	**5,127**	**$ 799,876,421.73**	**100.00%**

Original Loan-to-Value Ratio

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
30.00 or less	10	$ 996,691.28	0.12%
30.01 - 35.00	12	1,467,900.06	0.18
35.01 - 40.00	21	2,607,754.95	0.33
40.01 - 45.00	18	2,516,632.02	0.31
45.01 - 50.00	34	4,172,405.59	0.52
50.01 - 55.00	49	6,788,163.52	0.85
55.01 - 60.00	85	13,223,485.17	1.65
60.01 - 65.00	128	20,989,667.95	2.62
65.01 - 70.00	186	27,832,795.99	3.48
70.01 - 75.00	338	54,087,092.17	6.76
75.01 - 80.00	697	104,515,155.81	13.07
80.01 - 85.00	734	114,653,722.50	14.33
85.01 - 90.00	1,650	247,856,402.12	30.99
90.01 - 95.00	1,165	198,168,552.60	24.77
Total:	**5,127**	**$ 799,876,421.73**	**100.00%**



DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
500 - 519	215	$ 31,710,714.16	3.96%
520 - 539	369	49,942,095.46	6.24
540 - 559	593	85,979,095.22	10.75
560 - 579	547	81,223,372.04	10.15
580 - 599	530	80,610,763.49	10.08
600 - 619	846	133,312,669.72	16.67
620 - 639	708	115,828,971.57	14.48
640 - 659	458	74,751,222.68	9.35
660 - 679	328	54,544,782.95	6.82
680 - 699	224	36,742,018.05	4.59
700 - 719	131	23,248,469.41	2.91
720 - 739	75	13,676,126.36	1.71
740 - 759	55	8,435,816.96	1.05
760 - 779	38	7,686,443.44	0.96
780 - 799	9	2,034,009.55	0.25
800 - 819	1	149,850.67	0.02
Total:	**5,127**	**$ 799,876,421.73**	**100.00%**



DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
California	976	$ 199,383,707.91	24.93%
Florida	669	89,476,597.78	11.19
Illinois	396	63,729,529.99	7.97
New York	234	56,331,040.50	7.04
Arizona	301	37,296,482.86	4.66
New Jersey	186	34,999,297.00	4.38
Texas	232	26,755,208.24	3.34
Minnesota	133	23,397,447.84	2.93
Michigan	201	22,862,441.91	2.86
Ohio	231	21,669,555.02	2.71
Washington	113	19,504,121.96	2.44
Massachusetts	79	17,479,257.72	2.19
Maryland	90	15,234,653.33	1.90
Nevada	92	15,179,130.43	1.90
Colorado	85	14,733,610.63	1.84
Missouri	141	14,439,210.04	1.81
Connecticut	87	14,094,368.08	1.76
Pennsylvania	88	11,541,852.37	1.44
Utah	73	11,329,729.43	1.42
Georgia	74	10,779,670.93	1.35
Oregon	56	8,615,631.88	1.08
Hawaii	31	7,939,524.54	0.99
Indiana	72	6,814,748.73	0.85
Wisconsin	64	6,427,972.17	0.80
Rhode Island	33	5,364,431.40	0.67
New Mexico	38	4,918,611.07	0.61
Tennessee	44	4,638,394.36	0.58
Alabama	43	4,486,289.75	0.56
North Carolina	34	4,070,308.78	0.51
Louisiana	34	3,832,480.90	0.48
Other	197	22,551,114.18	2.82
Total:	**5,127**	**$ 799,876,421.73**	**100.00%**

Occupancy Status (1)

OCCUPANCY STATUS	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Owner Occupied	4,578	$ 730,287,358.20	91.30%
Non-Owner Occupied	514	64,889,297.26	8.11
Second Home	35	4,699,766.27	0.59
Total:	**5,127**	**$ 799,876,421.73**	**100.00%**

(1) Based on mortgagor representation at origination.



DESCRIPTION OF THE GROUP I COLLATERAL

Documentation Type

DOCUMENTATION TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Full Documentation	3,506	$ 528,745,407.08	66.10%
Stated Documentation	1,401	232,925,561.67	29.12
Limited Documentation	220	38,205,452.98	4.78
Total:	**5,127**	**$ 799,876,421.73**	**100.00%**

Loan Purpose

LOAN PURPOSE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Cashout Refinance (1)	3,382	$ 531,887,588.76	66.50%
Rate/Term Refinance (2)	366	51,696,100.77	6.46
Purchase	1,379	216,292,732.20	27.04
Total:	**5,127**	**$ 799,876,421.73**	**100.00%**

(1) Cash proceeds to the borrower inclusive of Debt Consolidation payments exceed $2,000 or 2% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.
(2) Cash proceeds to the borrower inclusive of Debt Consolidation payments are equal to or less than $2,000 or 2% of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

CREDIT GRADE (1)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
I	3,454	$ 538,104,279.26	67.27%
II	438	66,402,973.92	8.30
III	440	65,018,619.47	8.13
IV	289	42,458,365.16	5.31
V	161	23,449,656.19	2.93
VI	38	5,174,998.43	0.65
A	238	45,049,946.26	5.63
A-	20	3,840,401.02	0.48
B	14	2,976,884.52	0.37
C	10	1,886,959.07	0.24
C-	25	5,513,338.43	0.69
Total:	**5,127**	**$ 799,876,421.73**	**100.00%**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.



DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Single Family Detached	3,967	$ 603,929,300.48	75.50%
2-4 Family Residence	402	78,312,177.23	9.79
PUD Detached	334	56,673,581.27	7.09
Condominium	332	49,807,067.94	6.23
Manufactured/Mobile Home	52	5,265,964.14	0.66
PUD Attached	34	5,053,113.76	0.63
Single Family Attached	6	835,216.91	0.10
Total:	**5,127**	**$ 799,876,421.73**	**100.00%**

Prepayment Charge Term at Origination

PREPAYMENT CHARGES TERM AT ORIGINATION (MONTHS)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
0	1,355	$ 215,472,790.61	26.94%
12	241	48,075,782.44	6.01
24	1,882	289,945,597.15	36.25
36	1,649	246,382,251.53	30.80
Total:	**5,127**	**$ 799,876,421.73**	**100.00%**



DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Rate % - Adjustable Rate Loans Only

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
11.000 - 11.499	21	$ 4,265,875.31	0.71%
11.500 - 11.999	133	26,486,815.78	4.42
12.000 - 12.499	261	50,536,728.64	8.42
12.500 - 12.999	523	94,249,439.72	15.71
13.000 - 13.499	589	98,190,998.70	16.37
13.500 - 13.999	850	134,710,853.08	22.46
14.000 - 14.499	556	79,962,379.83	13.33
14.500 - 14.999	468	64,179,597.02	10.70
15.000 - 15.499	217	27,810,557.62	4.64
15.500 - 15.999	85	11,438,535.88	1.91
16.000 - 16.499	29	3,287,264.59	0.55
16.500 - 16.999	13	1,616,596.10	0.27
17.000 - 17.499	11	1,499,239.83	0.25
17.500 - 17.999	9	954,611.02	0.16
18.000 - 18.499	6	567,802.36	0.09
18.500 - 18.999	1	126,567.60	0.02
Total:	**3,772**	**$ 599,883,863.08**	**100.00%**


ARGENT

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Rate % - Adjustable Rate Loans Only

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
5.000 - 5.499	21	$ 4,265,875.31	0.71%
5.500 - 5.999	133	26,486,815.78	4.42
6.000 - 6.499	261	50,536,728.64	8.42
6.500 - 6.999	523	94,249,439.72	15.71
7.000 - 7.499	589	98,190,998.70	16.37
7.500 - 7.999	850	134,710,853.08	22.46
8.000 - 8.499	556	79,962,379.83	13.33
8.500 - 8.999	468	64,179,597.02	10.70
9.000 - 9.499	217	27,810,557.62	4.64
9.500 - 9.999	85	11,438,535.88	1.91
10.000 - 10.499	29	3,287,264.59	0.55
10.500 - 10.999	13	1,616,596.10	0.27
11.000 - 11.499	11	1,499,239.83	0.25
11.500 - 11.999	9	954,611.02	0.16
12.000 - 12.499	6	567,802.36	0.09
12.500 - 12.999	1	126,567.60	0.02
Total:	**3,772**	**$ 599,883,863.08**	**100.00%**



DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin % - Adjustable Rate Loans Only

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
4.500 - 4.749	153	$ 23,183,160.07	3.86%
4.750 - 4.999	5	522,249.58	0.09
5.500 - 5.749	199	39,728,485.09	6.62
5.750 - 5.999	2	501,937.50	0.08
6.000 - 6.249	7	910,652.38	0.15
6.250 - 6.499	14	1,880,960.76	0.31
6.500 - 6.749	3,371	529,412,541.57	88.25
6.750 - 6.999	3	369,507.68	0.06
7.000 - 7.249	18	3,374,368.45	0.56
Total:	**3,772**	**$ 599,883,863.08**	**100.00%**



DESCRIPTION OF THE GROUP I COLLATERAL

Next Rate Adjustment Date - Adjustable Rate Loans Only

MONTH/YEAR OF NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Jul-05	4	$ 429,768.96	0.07%
Aug-05	10	1,281,148.49	0.21
Sep-05	55	6,450,604.25	1.08
Oct-05	389	57,103,124.07	9.52
Nov-05	2,418	380,558,416.31	63.44
Dec-05	4	630,250.00	0.11
Aug-06	1	85,341.70	0.01
Sep-06	1	62,946.97	0.01
Oct-06	103	17,233,192.78	2.87
Nov-06	786	135,734,069.55	22.63
Dec-06	1	315,000.00	0.05
Total:	**3,772**	**$ 599,883,863.08**	**100.00%**

Initial Periodic Cap % - Adjustable Rate Loans Only

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
2.000	3,772	$ 599,883,863.08	100.00%
Total:	**3,772**	**$ 599,883,863.08**	**100.00%**

Periodic Cap % - Adjustable Rate Loans Only

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
1.000	3,772	$ 599,883,863.08	100.00%
Total:	**3,772**	**$ 599,883,863.08**	**100.00%**



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W9

DESCRIPTION OF THE GROUP II COLLATERAL

COLLATERAL SUMMARY

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Cut-off Date.

		SUMMARY STATISTICS	RANGE (IF APPLICABLE)
Number of Mortgage Loans		754	
Aggregate Current Principal Balance		$250,123,587	$59,953 - $749,433
Average Current Principal Balance		$331,729	
Aggregate Original Principal Balance		$250,413,660	$60,000 - $750,000
Average Original Principal Balance		$332,114	
Fully Amortizing Mortgage Loans		100.00%	
1st Lien		100.00%	
Wtd. Avg. Gross Coupon		6.972%	5.200% - 11.000%
Wtd. Avg. Original Term (months)		357	180 - 360
Wtd. Avg. Remaining Term (months)		355	177 - 359
Margin (ARM Loans Only)		6.322%	4.500% - 7.125%
Maximum Interest Rate (ARM Loans Only)		13.126%	11.200% - 17.000%
Minimum Interest Rate (ARM Loans Only)		7.126%	5.200% - 11.000%
Wtd. Avg. Original LTV		83.47%	26.92% - 95.00%
Wtd. Avg. Borrower FICO		633	500 - 786
Geographic Distribution (Top 5)	CA	52.32%	
	NY	11.68%	
	FL	5.93%	
	NJ	3.72%	
	IL	3.44%	



DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
2 year Fixed/Adjustable Rate	291	$ 116,723,045.27	46.67%
3 year Fixed/Adjustable Rate	81	33,392,687.75	13.35
Fixed Rate	382	100,007,854.04	39.98
Total:	**754**	**$ 250,123,587.06**	**100.00%**

Principal Balance at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	AGGREGATE ORIGINAL PRINCIPAL BALANCE	% OF AGGREGATE ORIGINAL PRINCIPAL BALANCE
50,000.01 - 100,000.00	77	$ 6,075,340.00	2.43%
100,000.01 - 150,000.00	54	6,709,078.00	2.68
150,000.01 - 200,000.00	41	7,224,519.00	2.89
200,000.01 - 250,000.00	23	5,117,150.00	2.04
250,000.01 - 300,000.00	14	3,815,442.00	1.52
300,000.01 - 350,000.00	131	43,938,283.00	17.55
350,000.01 - 400,000.00	184	69,162,205.00	27.62
400,000.01 - 450,000.00	102	43,506,645.00	17.37
450,000.01 - 500,000.00	104	50,411,698.00	20.13
500,000.01 - 550,000.00	7	3,639,550.00	1.45
550,000.01 - 600,000.00	8	4,578,250.00	1.83
600,000.01 - 650,000.00	3	1,906,000.00	0.76
650,000.01 - 700,000.00	2	1,367,000.00	0.55
700,000.01 - 750,000.00	4	2,962,500.00	1.18
Total:	**754**	**$ 250,413,660.00**	**100.00%**



DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

RANGE OF REMAINING PRINCIPAL BALANCES ($)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
50,000.01 - 100,000.00	77	$ 6,066,442.16	2.43%
100,000.01 - 150,000.00	54	6,700,089.51	2.68
150,000.01 - 200,000.00	41	7,216,640.16	2.89
200,000.01 - 250,000.00	23	5,110,890.25	2.04
250,000.01 - 300,000.00	14	3,811,071.54	1.52
300,000.01 - 350,000.00	131	43,888,195.81	17.55
350,000.01 - 400,000.00	186	69,890,256.87	27.94
400,000.01 - 450,000.00	100	42,658,874.63	17.06
450,000.01 - 500,000.00	104	50,349,588.07	20.13
500,000.01 - 550,000.00	7	3,634,023.44	1.45
550,000.01 - 600,000.00	8	4,570,732.87	1.83
600,000.01 - 650,000.00	3	1,901,481.90	0.76
650,000.01 - 700,000.00	2	1,365,110.30	0.55
700,000.01 - 750,000.00	4	2,960,189.55	1.18
Total:	**754**	**$ 250,123,587.06**	**100.00%**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
121 - 180	14	$ 2,171,526.93	0.87%
181 - 240	16	3,980,436.96	1.59
301 - 360	724	243,971,623.17	97.54
Total:	**754**	**$ 250,123,587.06**	**100.00%**



DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

RANGE OF MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
5.000 - 5.499	24	$ 10,073,451.75	4.03%
5.500 - 5.999	110	42,447,412.49	16.97
6.000 - 6.499	92	32,711,468.34	13.08
6.500 - 6.999	146	51,319,435.79	20.52
7.000 - 7.499	112	38,215,539.02	15.28
7.500 - 7.999	125	37,998,835.27	15.19
8.000 - 8.499	53	16,037,082.03	6.41
8.500 - 8.999	48	11,662,799.91	4.66
9.000 - 9.499	24	5,859,202.91	2.34
9.500 - 9.999	15	2,184,606.22	0.87
10.000 - 10.499	4	1,113,931.62	0.45
11.000 - 11.499	1	499,821.71	0.20
Total:	**754**	**$ 250,123,587.06**	**100.00%**

Original Loan-to-Value Ratio

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
30.00 or less	2	$ 142,270.13	0.06%
30.01 - 35.00	2	1,188,973.48	0.48
35.01 - 40.00	3	289,768.40	0.12
40.01 - 45.00	7	2,410,856.44	0.96
45.01 - 50.00	4	1,651,170.91	0.66
50.01 - 55.00	6	1,992,585.36	0.80
55.01 - 60.00	16	5,579,775.82	2.23
60.01 - 65.00	32	11,288,709.30	4.51
65.01 - 70.00	35	12,766,667.02	5.10
70.01 - 75.00	51	17,535,979.70	7.01
75.01 - 80.00	94	32,398,465.97	12.95
80.01 - 85.00	92	27,550,711.17	11.01
85.01 - 90.00	219	73,187,767.72	29.26
90.01 - 95.00	191	62,139,885.64	24.84
Total:	**754**	**$ 250,123,587.06**	**100.00%**



DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
500 - 519	19	$ 6,452,038.79	2.58%
520 - 539	33	9,378,176.04	3.75
540 - 559	48	14,404,913.98	5.76
560 - 579	45	14,273,238.39	5.71
580 - 599	68	21,121,519.96	8.44
600 - 619	115	39,070,835.77	15.62
620 - 639	118	36,916,363.74	14.76
640 - 659	105	35,750,894.35	14.29
660 - 679	67	22,157,199.48	8.86
680 - 699	49	17,382,029.35	6.95
700 - 719	27	10,571,034.15	4.23
720 - 739	23	8,619,372.22	3.45
740 - 759	20	7,125,881.65	2.85
760 - 779	15	6,366,760.11	2.55
780 - 799	2	533,329.08	0.21
Total:	**754**	**$ 250,123,587.06**	**100.00%**

ARGENT MORTGAGE COMPANY LLC

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W9

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
California	343	$ 130,855,363.28	52.32%
New York	81	29,210,081.49	11.68
Florida	67	14,820,956.76	5.93
New Jersey	25	9,314,500.77	3.72
Illinois	26	8,593,888.99	3.44
Maryland	24	8,372,086.40	3.35
Connecticut	23	8,161,394.97	3.26
Arizona	15	4,465,368.74	1.79
Colorado	10	4,159,482.39	1.66
Texas	16	3,778,395.77	1.51
Nevada	10	3,280,252.41	1.31
Minnesota	8	3,215,705.06	1.29
Ohio	19	2,167,298.98	0.87
Massachusetts	6	2,141,229.43	0.86
Washington	7	2,126,501.51	0.85
Michigan	6	1,721,134.97	0.69
Hawaii	4	1,316,671.07	0.53
Utah	5	1,262,992.09	0.50
Pennsylvania	6	1,171,734.74	0.47
Missouri	4	1,079,817.73	0.43
Oregon	3	1,006,184.31	0.40
Oklahoma	3	967,056.77	0.39
Tennessee	7	870,274.95	0.35
North Carolina	4	740,716.91	0.30
Rhode Island	5	726,056.85	0.29
Georgia	4	674,562.42	0.27
South Carolina	2	585,570.71	0.23
New Mexico	4	559,957.51	0.22
Maine	1	418,163.67	0.17
Indiana	1	400,171.06	0.16
Other	15	1,960,014.35	0.78
Total:	**754**	**$ 250,123,587.06**	**100.00%**

Occupancy Status (1)

OCCUPANCY STATUS	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Owner Occupied	716	$ 241,398,189.34	96.51%
Non-Owner Occupied	30	6,196,611.39	2.48
Second Home	8	2,528,786.33	1.01
Total:	**754**	**$ 250,123,587.06**	**100.00%**

(1) Based on mortgagor representation at origination.



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W9

DESCRIPTION OF THE GROUP II COLLATERAL

Documentation Type

DOCUMENTATION TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Full Documentation	479	$ 153,053,802.65	61.19%
Stated Documentation	229	80,459,544.17	32.17
Limited Documentation	46	16,610,240.24	6.64
Total:	**754**	**$ 250,123,587.06**	**100.00%**

Loan Purpose

LOAN PURPOSE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Cashout Refinance (1)	541	$ 178,576,534.99	71.40%
Rate/Term Refinance (2)	49	15,850,558.30	6.34
Purchase	164	55,696,493.77	22.27
Total:	**754**	**$ 250,123,587.06**	**100.00%**

(1) Cash proceeds to the borrower inclusive of Debt Consolidation payments exceed $2,000 or 2% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower inclusive of Debt Consolidation payments are equal to or less than $2,000 or 2% of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

CREDIT GRADE (1)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
I	532	$ 174,367,628.37	69.71%
II	68	23,339,439.72	9.33
III	46	15,060,613.69	6.02
IV	34	10,298,918.54	4.12
V	10	2,760,938.44	1.10
VI	3	1,482,715.28	0.59
A	50	18,389,263.07	7.35
A-	4	1,198,399.48	0.48
B	2	821,428.61	0.33
C-	5	2,404,241.86	0.96
Total:	**754**	**$ 250,123,587.06**	**100.00%**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company, LLC.



DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Single Family Detached	618	$ 209,092,242.63	83.60%
PUD Detached	56	21,904,654.55	8.76
Condominium	39	9,494,177.38	3.80
2-4 Family Residence	35	8,169,461.63	3.27
PUD Attached	4	1,295,420.82	0.52
Manufactured/Mobile Home	2	167,630.05	0.07
Total:	**754**	**$ 250,123,587.06**	**100.00%**

Prepayment Charge Term at Origination

PREPAYMENT CHARGES TERM AT ORIGINATION (MONTHS)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
0	170	$ 53,682,878.67	21.46%
12	76	26,699,695.11	10.67
24	201	77,901,654.61	31.15
36	307	91,839,358.67	36.72
Total:	**754**	**$ 250,123,587.06**	**100.00%**



DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Rate % - Adjustable Rate Loans Only

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
11.000 - 11.499	8	$ 3,410,083.21	2.27%
11.500 - 11.999	44	17,589,569.35	11.72
12.000 - 12.499	44	17,904,160.30	11.93
12.500 - 12.999	80	32,139,590.46	21.41
13.000 - 13.499	70	28,445,765.38	18.95
13.500 - 13.999	66	26,237,377.89	17.48
14.000 - 14.499	29	11,924,047.85	7.94
14.500 - 14.999	16	6,469,960.78	4.31
15.000 - 15.499	10	3,933,697.36	2.62
15.500 - 15.999	2	734,006.30	0.49
16.000 - 16.499	2	827,652.43	0.55
17.000 - 17.499	1	499,821.71	0.33
Total:	**372**	**$ 150,115,733.02**	**100.00%**



DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Rate % - Adjustable Rate Loans Only

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
5.000 - 5.499	8	$ 3,410,083.21	2.27%
5.500 - 5.999	44	17,589,569.35	11.72
6.000 - 6.499	44	17,904,160.30	11.93
6.500 - 6.999	80	32,139,590.46	21.41
7.000 - 7.499	70	28,445,765.38	18.95
7.500 - 7.999	66	26,237,377.89	17.48
8.000 - 8.499	29	11,924,047.85	7.94
8.500 - 8.999	16	6,469,960.78	4.31
9.000 - 9.499	10	3,933,697.36	2.62
9.500 - 9.999	2	734,006.30	0.49
10.000 - 10.499	2	827,652.43	0.55
11.000 - 11.499	1	499,821.71	0.33
Total:	**372**	**$ 150,115,733.02**	**100.00%**



DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin % - Adjustable Rate Loans Only

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
4.500 - 4.749	15	$ 6,261,694.80	4.17%
5.000 - 5.249	1	445,269.04	0.30
5.500 - 5.749	34	13,765,432.75	9.17
6.250 - 6.499	1	346,414.59	0.23
6.500 - 6.749	320	128,897,176.91	85.87
7.000 - 7.249	1	399,744.93	0.27
Total:	**372**	**$ 150,115,733.02**	**100.00%**



DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date - Adjustable Rate Loans Only

MONTH/YEAR OF NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
Jul-05	1	$ 362,659.19	0.24%
Sep-05	5	2,250,168.29	1.50
Oct-05	35	14,605,863.94	9.73
Nov-05	250	99,504,353.85	66.29
Sep-06	2	952,121.88	0.63
Oct-06	9	3,650,491.99	2.43
Nov-06	70	28,790,073.88	19.18
Total:	**372**	**$ 150,115,733.02**	**100.00%**

Initial Periodic Cap % - Adjustable Rate Loans Only

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
2.000	372	$ 150,115,733.02	100.00%
Total:	**372**	**$ 150,115,733.02**	**100.00%**

Periodic Cap % - Adjustable Rate Loans Only

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	AGGREGATE REMAINING PRINCIPAL BALANCE	% OF AGGREGATE REMAINING PRINCIPAL BALANCE
1.000	372	$ 150,115,733.02	100.00%
Total:	**372**	**$ 150,115,733.02**	**100.00%**



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W9

Sensitivity Analysis - To Optional Termination Date

		0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
A-2	**Average Life (yrs)**	18.28	5.15	2.63	1.46	0.99
	Principal Window	Jan04 - Sep32	Jan04 - Mar19	Jan04 - Dec11	Jan04 - Jan09	Jan04 - Apr06
A-3	**Average Life (yrs)**	18.06	5.32	2.77	1.62	1.09
	Principal Window	Jan04 - Sep32	Jan04 - Mar19	Jan04 - Dec11	Jan04 - Jan09	Jan04 - May06
A-4	**Average Life (yrs)**	14.63	2.86	1.49	1.00	0.75
	Principal Window	Jan04 - Mar28	Jan04 - Jan11	Jan04 - Jul07	Jan04 - Jan06	Jan04 - Jun05
A-5	**Average Life (yrs)**	27.21	11.87	6.18	3.29	1.99
	Principal Window	Mar28 - Sep32	Jan11 - Mar19	Jul07 - Dec11	Jan06 - Jan09	Jun05 - May06
M-1	**Average Life (yrs)**	26.24	10.20	5.37	4.83	3.52
	Principal Window	Oct25 - Sep32	Nov08 - Mar19	Apr07 - Dec11	Jan08 - Jan09	May06 - Jul07
M-2	**Average Life (yrs)**	26.24	10.20	5.33	4.20	3.43
	Principal Window	Oct25 - Sep32	Nov08 - Mar19	Feb07 - Dec11	Jun07 - Jan09	Dec06 - Jul07
M-3A	**Average Life (yrs)**	24.57	7.30	3.82	3.52	2.98
	Principal Window	Oct25 - Nov30	Nov08 - Mar14	Feb07 - Feb09	May07 - Jun07	Nov06 - Dec06
M-3B	**Average Life (yrs)**	28.28	13.75	7.15	4.58	3.36
	Principal Window	Nov30 - Sep32	Mar14 - Mar19	Feb09 - Dec11	Jun07 - Jan09	Dec06 - Jul07
M-4A	**Average Life (yrs)**	24.57	7.30	3.82	3.42	2.86
	Principal Window	Oct25 - Nov30	Nov08 - Mar14	Jan07 - Feb09	Apr07 - May07	Sep06 - Oct06
M-4B	**Average Life (yrs)**	28.28	13.75	7.15	4.57	3.31
	Principal Window	Nov30 - Sep32	Mar14 - Mar19	Feb09 - Dec11	May07 - Jan09	Oct06 - Jul07
M-5	**Average Life (yrs)**	26.24	10.20	5.31	3.89	2.99
	Principal Window	Oct25 - Sep32	Nov08 - Mar19	Jan07 - Dec11	Mar07 - Jan09	Aug06 - Jul07
M-6	**Average Life (yrs)**	26.24	10.20	5.31	3.85	2.94
	Principal Window	Oct25 - Sep32	Nov08 - Mar19	Jan07 - Dec11	Feb07 - Jan09	Jul06 - Jul07



Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W9

Sensitivity Analysis - To Maturity

		0% PPC	50% PPC	100% PPC	150% PPC	200% PPC
A-2	**Average Life (yrs)**	18.33	5.48	2.85	1.60	0.99
	Principal Window	Jan04 - Nov33	Jan04 - Jul31	Jan04 - Oct21	Jan04 - Sep15	Jan04 - Apr06
A-3	**Average Life (yrs)**	18.11	5.70	3.03	1.80	1.09
	Principal Window	Jan04 - Nov33	Jan04 - Oct31	Jan04 - Aug22	Jan04 - Jun16	Jan04 - May06
A-4	**Average Life (yrs)**	14.63	2.86	1.49	1.00	0.75
	Principal Window	Jan04 - Mar28	Jan04 - Jan11	Jan04 - Jul07	Jan04 - Jan06	Jan04 - Jun05
A-5	**Average Life (yrs)**	27.37	13.26	7.14	3.94	1.99
	Principal Window	Mar28 - Nov33	Jan11 - Oct31	Jul07 - Aug22	Jan06 - Jun16	Jun05 - May06
M-1	**Average Life (yrs)**	26.36	11.11	5.96	5.31	5.02
	Principal Window	Oct25 - Oct33	Nov08 - Sep29	Apr07 - Oct19	Jan08 - May14	May06 - Jun12
M-2	**Average Life (yrs)**	26.36	11.05	5.86	4.55	3.69
	Principal Window	Oct25 - Sep33	Nov08 - Jan28	Feb07 - Nov17	Jun07 - Jan13	Dec06 - May10
M-3A	**Average Life (yrs)**	24.57	7.30	3.82	3.52	2.98
	Principal Window	Oct25 - Nov30	Nov08 - Mar14	Feb07 - Feb09	May07 - Jun07	Nov06 - Dec06
M-3B	**Average Life (yrs)**	28.53	15.44	8.18	5.26	3.83
	Principal Window	Nov30 - Aug33	Mar14 - Dec25	Feb09 - Mar16	Jun07 - Nov11	Dec06 - Jul09
M-4A	**Average Life (yrs)**	24.57	7.30	3.82	3.42	2.86
	Principal Window	Oct25 - Nov30	Nov08 - Mar14	Jan07 - Feb09	Apr07 - May07	Sep06 - Oct06
M-4B	**Average Life (yrs)**	28.52	15.28	8.07	5.18	3.73
	Principal Window	Nov30 - Jul33	Mar14 - Jan25	Feb09 - Jul15	May07 - Jun11	Oct06 - Mar09
M-5	**Average Life (yrs)**	26.33	10.77	5.64	4.11	3.14
	Principal Window	Oct25 - May33	Nov08 - Nov23	Jan07 - Oct14	Mar07 - Nov10	Aug06 - Nov08
M-6	**Average Life (yrs)**	26.30	10.56	5.51	3.98	3.03
	Principal Window	Oct25 - Mar33	Nov08 - Apr22	Jan07 - Sep13	Feb07 - Mar10	Jul06 - May08



Interest Rate Cap Schedule For Class A-2 Certificates

PERIOD	CLASS A-2 NOTIONAL SCHEDULE ($)	CAP STRIKE%	PERIOD	CLASS A-2 NOTIONAL SCHEDULE ($)	CAP STRIKE%
1	83,147,000	n.a.	31	28,421,518	7.91
2	81,445,527	6.29	32	27,159,985	7.76
3	79,219,085	6.75	33	25,929,979	7.76
4	77,002,407	6.28	34	24,730,705	8.03
5	74,793,987	6.51	35	23,561,388	7.75
6	72,592,586	6.28	36	22,421,274	8.67
7	70,397,245	6.51	37	21,309,765	8.37
8	68,207,285	6.28	38	21,309,765	8.57
9	66,022,307	6.28	39	21,309,765	9.53
10	63,842,281	6.51	40	21,309,765	8.56
11	61,704,884	6.28	41	21,309,765	8.85
12	59,609,069	6.51	42	21,309,765	9.04
13	57,565,886	6.28	43	21,309,765	9.35
14	55,574,001	6.28	44	21,105,200	9.18
15	53,632,115	7.00	45	20,583,011	9.18
16	51,738,960	6.28	46	20,073,829	9.49
17	49,893,304	6.50	47	19,577,327	9.16
18	48,093,943	6.28	48	19,093,187	9.98
19	46,339,705	6.50	49	18,621,097	9.63
20	44,629,449	6.28	50	18,160,755	9.78
21	42,962,062	6.28	51	17,711,865	10.48
22	41,336,459	6.50	52	17,274,141	9.77
23	39,751,585	6.28	53	16,847,302	10.10
24	38,206,408	7.29	54	16,431,074	9.87
25	36,700,055	7.03	55	16,025,191	10.21
26	35,231,413	7.28	56	15,629,394	9.89
27	33,799,567	8.11	57	15,243,429	9.89
28	32,403,549	7.28	58	14,867,051	10.22
29	31,042,451	7.53	59	14,500,019	9.87
30	29,715,394	7.65	60	14,142,098	10.33
			61	13,793,061	9.97



Interest Rate Cap Schedule For Class A-3, A-4, and A-5 Certificates

PERIOD	CLASS A-3, A-4, A-5 NOTIONAL SCHEDULE ($)	CAP STRIKE%	PERIOD	CLASS A-3, A-4, A-5 NOTIONAL SCHEDULE ($)	CAP STRIKE%
1	260,003,000	n.a.	31	96,279,511	7.12
2	255,510,450	5.81	32	92,346,140	6.97
3	249,571,700	6.24	33	88,506,796	6.97
4	243,543,182	5.81	34	84,759,199	7.21
5	237,421,066	6.01	35	81,101,121	6.96
6	231,202,781	5.80	36	77,530,397	7.68
7	224,887,047	6.01	37	74,046,462	7.41
8	218,473,890	5.80	38	74,046,462	7.55
9	211,964,848	5.80	39	74,046,462	8.41
10	205,366,983	6.01	40	74,046,462	7.54
11	198,867,509	5.80	41	74,046,462	7.80
12	192,464,244	6.01	42	73,597,421	7.90
13	186,215,399	5.80	43	71,864,238	8.17
14	180,117,191	5.80	44	70,172,291	8.00
15	174,165,935	6.47	45	68,520,582	8.00
16	168,358,034	5.80	46	66,908,141	8.27
17	162,689,982	6.00	47	65,334,021	7.98
18	157,158,360	5.79	48	63,797,296	8.63
19	151,759,832	6.00	49	62,297,065	8.33
20	146,491,148	5.79	50	60,832,449	8.43
21	141,349,136	5.79	51	59,402,589	9.04
22	136,330,703	6.00	52	58,006,649	8.41
23	131,432,834	5.79	53	56,643,812	8.70
24	126,652,588	6.63	54	55,313,281	8.47
25	121,990,803	6.40	55	54,014,280	8.76
26	117,440,786	6.60	56	52,746,049	8.48
27	113,000,970	7.35	57	51,507,851	8.47
28	108,667,489	6.59	58	50,298,962	8.76
29	104,437,756	6.82	59	49,118,679	8.45
30	100,309,250	6.88	60	47,966,317	8.82
			61	46,841,203	8.51



Interest Rate Cap Schedule For Class M Certificates

Period	Class M Notional Schedule ($)	Cap Strike%	Period	Class M Notional Schedule ($)	Cap Strike%
1	252,945,000	n.a.	50	153,896,970	8.13
2	252,945,000	4.86	51	150,139,842	8.81
3	252,945,000	5.32	52	146,475,119	8.12
4	252,945,000	4.86	53	142,900,504	8.44
5	252,945,000	5.08	54	139,413,757	8.21
6	252,945,000	4.86	55	136,012,695	8.53
7	252,945,000	5.08	56	132,695,187	8.23
8	252,945,000	4.85	57	129,459,160	8.22
9	252,945,000	4.85	58	126,302,589	8.54
10	252,945,000	5.08	59	123,223,504	8.20
11	252,945,000	4.85	60	120,219,979	8.63
12	252,945,000	5.07	61	117,290,142	8.29
13	252,945,000	4.85	62	114,432,164	8.31
14	252,945,000	4.85	63	111,644,264	9.39
15	252,945,000	5.56	64	108,924,704	8.29
16	252,945,000	4.85	65	106,271,792	8.62
17	252,945,000	5.07	66	103,683,876	8.27
18	252,945,000	4.85	67	101,159,347	8.60
19	252,945,000	5.07	68	98,696,635	8.26
20	252,945,000	4.85	69	96,294,210	8.25
21	252,945,000	4.85	70	93,950,581	8.57
22	252,945,000	5.07	71	91,664,293	8.23
23	252,945,000	4.85	72	89,433,929	8.55
24	252,945,000	5.82	73	87,258,105	8.21
25	252,945,000	5.57	74	85,135,474	8.20
26	252,945,000	5.81	75	83,064,721	9.26
27	252,945,000	6.62	76	81,044,567	8.18
28	252,945,000	5.80	77	79,073,760	8.50
29	252,945,000	6.05	78	77,151,083	8.16
30	252,945,000	6.15	79	75,275,348	8.48
31	252,945,000	6.41	80	73,445,398	8.14
32	252,945,000	6.26	81	71,660,103	8.13
33	252,945,000	6.26	82	69,918,362	8.45
34	252,945,000	6.52	83	68,219,101	8.11
35	252,945,000	6.25	84	66,561,275	8.43
36	252,945,000	7.12	85	64,943,862	8.09
37	252,945,000	6.83	86	63,365,868	8.08
38	246,240,581	7.01	87	61,826,321	9.13
39	233,187,615	7.95	88	60,324,276	8.06
40	220,456,764	7.00	89	58,858,811	8.38
41	208,039,990	7.29	90	57,429,025	8.04
42	196,378,502	7.45	91	56,034,041	8.36
43	186,299,760	7.74	92	54,673,004	8.02
44	178,516,608	7.58	93	53,345,080	8.01
45	174,153,361	7.57	94	52,049,455	8.33
46	169,897,606	7.88	95	50,785,336	7.99
47	165,746,667	7.56			
48	161,697,934	8.33			
49	157,748,862	7.99			

Net WAC Cap for Class A-1 and Class A-2 Certificates (1)

Assumptions to Optional Termination

Period	NWC(2) (%)	NWC(3, 4) (%)	Period	NWC(2) (%)	NWC(3, 4) (%)	Period	NWC(2) (%)	NWC(3, 4) (%)
1	n.a.	n.a.	33	6.79	10.77	65	7.02	10.82
2	6.79	11.12	34	7.01	11.11	66	6.79	10.46
3	7.25	11.86	35	6.79	10.75	67	7.02	10.80
4	6.78	11.07	36	7.03	11.10	68	6.79	10.45
5	7.01	11.42	37	6.80	10.73	69	6.79	10.44
6	6.78	11.03	38	6.81	10.72	70	7.02	10.77
7	7.01	11.38	39	7.54	11.86	71	6.79	10.42
8	6.78	11.00	40	6.81	10.70	72	7.02	10.76
9	6.78	10.99	41	7.03	11.05	73	6.79	10.40
10	7.01	11.34	42	6.81	10.68	74	6.79	10.39
11	6.78	10.97	43	7.03	11.03	75	7.52	11.49
12	7.01	11.32	44	6.81	10.66	76	6.79	10.37
13	6.78	10.95	45	6.81	10.66	77	7.01	10.71
14	6.78	10.94	46	7.03	11.00	78	6.79	10.35
15	7.50	12.10	47	6.80	10.64	79	7.01	10.69
16	6.78	10.92	48	7.03	10.98	80	6.79	10.33
17	7.00	11.28	49	6.80	10.62	81	6.79	10.32
18	6.78	10.90	50	6.80	10.61	82	7.01	10.66
19	7.00	11.26	51	7.27	11.33	83	6.78	10.31
20	6.78	10.89	52	6.80	10.59	84	7.01	10.64
21	6.78	10.88	53	7.03	10.94	85	6.78	10.29
22	7.00	11.23	54	6.80	10.57	86	6.78	10.28
23	6.77	10.86	55	7.03	10.92	87	7.51	11.37
24	7.01	11.21	56	6.80	10.56	88	6.78	10.26
25	6.79	10.84	57	6.80	10.55	89	7.01	10.59
26	6.79	10.83	58	7.02	10.89	90	6.78	10.24
27	7.52	11.98	59	6.80	10.53	91	7.01	10.57
28	6.79	10.81	60	7.02	10.87	92	6.78	10.22
29	7.02	11.16	61	6.80	10.51	93	6.78	10.21
30	6.79	10.79	62	6.80	10.50	94	7.00	10.54
31	7.01	11.14	63	7.52	11.62	95	6.78	10.19
32	6.79	10.77	64	6.80	10.48	96	7.00	10.53
						97	n.a.	10.18

(1) For modeling purposes only, assumes a Trustee Fee Rate of 0.0016% per annum.
(2) Assumes 1mLIBOR at 1.12% and 6mLIBOR at 1.22% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Interest Rate Cap Agreement included.

Net WAC Cap for Class A-3, Class A-4, and Class A-5 Certificates (1)

Assumptions to Optional Termination

Period	NWC(2) (%)	NWC(3, 4) (%)	Period	NWC(2) (%)	NWC(3, 4) (%)	Period	NWC(2) (%)	NWC(3, 4) (%)
1	n.a.	n.a.	33	6.38	9.28	65	6.62	9.24
2	6.26	9.72	34	6.59	9.58	66	6.41	8.93
3	6.69	10.36	35	6.37	9.26	67	6.62	9.22
4	6.26	9.66	36	6.65	9.55	68	6.41	8.91
5	6.46	9.95	37	6.43	9.23	69	6.40	8.90
6	6.25	9.61	38	6.45	9.22	70	6.62	9.19
7	6.46	9.91	39	7.14	10.20	71	6.40	8.88
8	6.25	9.57	40	6.45	9.20	72	6.61	9.17
9	6.25	9.55	41	6.66	9.50	73	6.40	8.86
10	6.46	9.86	42	6.44	9.18	74	6.40	8.85
11	6.25	9.53	43	6.66	9.48	75	7.08	9.79
12	6.46	9.83	44	6.44	9.16	76	6.39	8.83
13	6.25	9.50	45	6.44	9.15	77	6.61	9.11
14	6.25	9.49	46	6.65	9.44	78	6.39	8.81
15	6.92	10.50	47	6.44	9.13	79	6.60	9.09
16	6.25	9.47	48	6.65	9.42	80	6.39	8.79
17	6.45	9.77	49	6.43	9.11	81	6.39	8.78
18	6.24	9.45	50	6.43	9.10	82	6.60	9.06
19	6.45	9.75	51	6.87	9.71	83	6.38	8.76
20	6.24	9.42	52	6.43	9.08	84	6.59	9.04
21	6.24	9.41	53	6.64	9.37	85	6.38	8.74
22	6.45	9.71	54	6.43	9.05	86	6.38	8.73
23	6.24	9.39	55	6.64	9.35	87	7.06	9.65
24	6.56	9.69	56	6.42	9.03	88	6.38	8.71
25	6.35	9.37	57	6.42	9.02	89	6.59	8.99
26	6.38	9.36	58	6.63	9.31	90	6.37	8.69
27	7.07	10.35	59	6.42	9.00	91	6.58	8.97
28	6.38	9.33	60	6.63	9.29	92	6.37	8.67
29	6.59	9.63	61	6.42	8.98	93	6.37	8.66
30	6.38	9.31	62	6.41	8.97	94	6.58	8.94
31	6.59	9.61	63	7.10	9.92	95	6.37	8.64
32	6.38	9.29	64	6.41	8.95	96	6.58	8.92
						97	n.a.	8.62

(1) For modeling purposes only, assumes a Trustee Fee Rate of 0.0016% per annum.
(2) Assumes 1mLIBOR at 1.12% and 6mLIBOR at 1.22% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Interest Rate Cap Agreement included.

Net WAC Cap for Class M Certificates (1)

Assumptions to Optional Termination

Period	NWC(2) (%)	NWC(3, 4) (%)	Period	NWC(2) (%)	NWC(3, 4) (%)	Period	NWC(2) (%)	NWC(3, 4) (%)
1	n.a.	n.a.	33	6.69	10.41	65	6.92	10.42
2	6.66	10.79	34	6.91	10.75	66	6.70	10.07
3	7.12	11.50	35	6.69	10.39	67	6.92	10.40
4	6.66	10.74	36	6.94	10.73	68	6.69	10.06
5	6.88	11.07	37	6.71	10.37	69	6.69	10.05
6	6.66	10.69	38	6.72	10.36	70	6.92	10.37
7	6.88	11.03	39	7.44	11.46	71	6.69	10.03
8	6.65	10.66	40	6.72	10.34	72	6.91	10.35
9	6.65	10.65	41	6.95	10.68	73	6.69	10.01
10	6.88	10.99	42	6.72	10.32	74	6.69	10.00
11	6.65	10.62	43	6.94	10.65	75	7.40	11.06
12	6.87	10.97	44	6.71	10.29	76	6.69	9.98
13	6.65	10.61	45	6.71	10.28	77	6.91	10.30
14	6.65	10.60	46	6.94	10.61	78	6.69	9.96
15	7.36	11.72	47	6.71	10.26	79	6.91	10.28
16	6.65	10.58	48	6.94	10.59	80	6.68	9.94
17	6.87	10.92	49	6.71	10.24	81	6.68	9.93
18	6.65	10.56	50	6.71	10.23	82	6.90	10.25
19	6.87	10.90	51	7.17	10.93	83	6.68	9.91
20	6.65	10.54	52	6.71	10.21	84	6.90	10.23
21	6.65	10.53	53	6.93	10.54	85	6.68	9.89
22	6.87	10.87	54	6.71	10.19	86	6.68	9.88
23	6.65	10.51	55	6.93	10.52	87	7.39	10.93
24	6.91	10.85	56	6.70	10.17	88	6.68	9.86
25	6.68	10.49	57	6.70	10.16	89	6.90	10.18
26	6.69	10.48	58	6.93	10.49	90	6.67	9.84
27	7.41	11.59	59	6.70	10.14	91	6.90	10.16
28	6.69	10.46	60	6.92	10.47	92	6.67	9.82
29	6.92	10.80	61	6.70	10.12	93	6.67	9.81
30	6.69	10.44	62	6.70	10.11	94	6.89	10.13
31	6.91	10.78	63	7.42	11.19	95	6.67	9.79
32	6.69	10.42	64	6.70	10.09	96	6.89	10.11

(1) For modeling purposes only, assumes a Trustee Fee Rate of 0.0016% per annum.
(2) Assumes 1mLIBOR at 1.12% and 6mLIBOR at 1.22% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(4) Assumes proceeds from the related Interest Rate Cap Agreement included.



FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS SECURITIES LLC	
Asset Backed Finance	
Shahid Quraishi	(212) 713-2728
Paul Scialabba	(212) 713-9832
Peter Faigl	(212) 713-2549
Glenn McIntyre	(212) 713-3180
Daniel Huang	(212) 713-3153
Anthony Beshara	(212) 713-2804
Michael Boyle	(212) 713-4129
Verdi Contente	(212) 713-2713
ABS Syndicate & Trading	
Jack McCleary	(212) 713-4330
Stuart Lippman	(212) 713-2946